UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number:  001-36028

Ardmore Shipping Corporation
(Translation of registrant's name into English)

City Gate Building 1000, Mahon, Cork, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is the press release of Ardmore Shipping Corporation (the "Company") dated November 11, 2013, announcing the Company's earnings report for the third quarter of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION
(registrant)

Dated: November 12, 2013
By: /s/  Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

Exhibit 99.1

Press Release
November 11, 2013

ARDMORE SHIPPING CORPORATION ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER 2013

CORK, Ireland - Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced results for the three and nine months ended September 30, 2013.

Highlights

•
Reported EBITDA (see Non-GAAP Measures section below) of $2.8 million for the three months ended September 30, 2013, an increase of $2.0 million from $0.8 million for the three months ended September 30, 2012. The Company reported a net loss of $0.9 million, or $0.05 basic and diluted loss per share, for the three months ended September 30, 2013, as compared to a net loss of $1.4 million, or $0.08 basic and diluted adjusted loss per share for the three months ended September 30, 2012.

•
Excluding non-recurring IPO-related expenses, adjusted EBITDA (see Non-GAAP Measures section below) was $3.2 million for the three months ended September 30, 2013, an increase of $2.4 million from $0.8 million for the three months ended September 30, 2012. Adjusted net loss was $0.6 million (see Non-GAAP Measures section below), or $0.03 basic and diluted adjusted loss per share, for the three months ended September 30, 2013 as compared to adjusted net loss of $1.4 million, or $0.08 basic and diluted adjusted loss per share for the three months ended September 30, 2012.

•	Acquired a 2006-built MR product tanker constructed at Minami Nippon Shipbuilding Co., Ltd, Japan on October 28, 2013, for a purchase price of approximately $20.5 million.

•
Renewed the time charter for the Ardmore Seamaster in October 2013, at an increased rate of $14,250 per day plus a bonus of $250 per day when the vessel transports IMO3 cargos. This time charter is due to expire in July 2014.

•	Commenced a third party spot chartering arrangement with Nordic Womar Pte. Ltd, for the Ardmore Centurion in product and chemical trades.

•
The Board of Directors declared an initial cash dividend of $0.066 per share on October 31, 2013 for the period August 1, 2013 to September 30, 2013. The dividend will be paid on November 20, 2013 to all shareholders of record as at November 8, 2013.

Anthony Gurnee, the Company's Chief Executive Officer commented:

"We are pleased with the Company's third quarter results, as the market continued to trend up and the vessels delivered year-to-date contributed to EBITDA growth. Complementing our financial performance during the quarter, we successfully completed the IPO on the New York Stock Exchange, finalized the acquisition of ten newbuildings, and entered into a commercial arrangement with Vitol Group on six MR tankers.

"We continue to execute the strategy set forth at the time of the IPO. In October, we acquired a high quality second-hand MR tanker at a very attractive price, positioning the Company to continue increasing its fleet size and near-term cash flow potential. In addition, we completed the upgrade of the Ardmore Seamaster to IMO3 and renewed the contract at an improved rate of $14,250 plus an additional $250 per day when the vessel transports IMO3 cargos. Our newbuilding program is progressing well, with two Eco-Design MR's on schedule to deliver from SPP Shipbuilding in January 2014 and steel cutting commenced on the first of our four newbuildings at Fukuoka Shipbuilding in early November."

Summary of Recent and Third Quarter Events

Vessel Acquisitions

On October 28, 2013, the Company completed the acquisition of a 45,726 dwt product tanker, for a purchase price of approximately $20.5 million. The vessel is a sister of the Ardmore Seafarer and was constructed at Minami Nippon Shipbuilding Co., Ltd, Japan in 2006. It is expected that the vessel will deliver to Ardmore in December 2013, and it is envisioned that the vessel will be deployed on a one year time charter or in the spot market.

In August 2013, the company negotiated a reduction in the purchase price of two newbuildings in exchange for amended payment terms, reducing the contract price by $300,000 per ship and providing an implied return on cash investment of approximately 5.2%.

Vessel Employment

In October 2013, the Company renewed the time charter for the Ardmore Seamaster at an improved rate of $14,250 per day, including a bonus of $250 per day where the charterer engages the vessel to carry IMO3 cargos. This time charter is due to expire in July 2014.

On August 3, 2013, following redelivery of the Ardmore Centurion from the previous charterer, the Company delivered the vessel to Nordic Womar Pte. Ltd to operate the vessel under a third party spot chartering arrangement. The third party spot chartering arrangement does not have a fixed expiration period.

Dividend

The Company declared a cash dividend of $0.066 per share for the period from the date of the IPO, August 1, 2013, to the quarter ended September 30, 2013. The dividend will be paid on November 20, 2013 to all shareholders of record as at November 8, 2013. Ardmore currently intends to pay our shareholders quarterly dividends of $0.10 per share, or $0.40 per share per year.

Financing

The Company is continuing negotiations for debt finance for ten newbuildings and the recent second-hand acquisition. The two MR vessels that deliver from SPP Shipbuilding in January 2014 have committed financing in place.

Results for the three months ended September 30, 2013 and 2012

For the three months ended September 30, 2013, the Company reported EBITDA (see Non-GAAP Measures section below) of $2.8 million, an increase of $2.0 million from $0.8 million for the three months ended September 30, 2012. The Company reported a net loss of $0.9 million, or $0.05 basic and diluted loss per share, for the three months ended September 30, 2013, as compared to a net loss of $1.4 million, or $0.08 basic and diluted loss per share, for the three months ended September 30, 2012. The number of shares used in determining loss per share was 18,050,000, which is the full number of issued shares at the IPO date.

For the three months ended September 30, 2013, the Company reported adjusted EBITDA (see Non-GAAP Measures section below) of $3.2 million, an increase of $2.4 million from $0.8 million for the three months ended September 30, 2012. The Company had an adjusted net loss (see Non-GAAP Measures section below) of $0.6 million, or $0.03 basic and diluted loss per share, which excludes $0.4 million of non-recurring fees and expenses incurred in connection with our initial public offering ("IPO"). This compared to an adjusted net loss of $1.4 million for the three months ended September 30, 2012, or $0.08 basic and diluted adjusted loss per share. The number of shares used in determining adjusted loss per share was 18,050,000, which is the full number of issued shares at the IPO date.

Results for the nine months ended September 30, 2013 and 2012

For the nine months ended September 30, 2013, the Company reported EBITDA (see Non-GAAP Measures section below) of $8.0 million, an increase of $3.8 million from $4.2 million for the nine months ended September 30, 2012. The Company had a net loss of $2.1 million, or $0.12 basic and diluted loss per share, for the nine months ended September 30, 2013, as compared to a net loss of $3.2 million, or $0.17 basic and diluted loss per share for the nine months ended September 30, 2012. The number of shares used in determining loss per share was 18,050,000, which is the full number of issued shares at the IPO date.

For the nine months ended September 30, 2013, the Company had an adjusted EBITDA (see Non-GAAP Measures section below) of $8.7 million as compared to $4.2 million for the nine months ended September 30, 2012. The Company had an adjusted net loss (see Non-GAAP Measures section below) of $1.2 million, or $0.07 basic and diluted loss per share, which excludes $0.7 million of non-recurring fees and expenses incurred in connection with our IPO and $0.2 million of deferred finance fees written off in relation to the repayment of senior loan facilities on two vessels. This compared to an adjusted net loss of $3.2 million for the nine months ended September 30, 2012 or $0.17 basic and diluted adjusted loss per share. The number of shares used in determining adjusted loss per share was 18,050,000, which is the full number of issued shares at the IPO date.

Management's Discussion and Analysis of Financial Results

Revenue for the three months ended September 30, 2013 was $10.6 million, an increase of $5.0 million from $5.6 million for the three months ended September 30, 2012. Product tanker revenue was $6.7 million for the three months ended September 30, 2013, an increase of $3.7 million from $3.0 million for the three months ended September 30, 2012. The increase primarily relates to additional revenue attributable to the Ardmore Seavaliant and Ardmore Seaventure, which were delivered on February 27, 2013 and June 7, 2013, respectively, and to increases in rates for time charter renewals since September 30, 2012. Chemical tanker revenue on owned vessels was $3.9 million for the three months ended September 30, 2013, as compared to $2.6 million for the three months ended September 30, 2012. This increase is due to both the employment of the Ardmore Centurion and the more favorable pool rates in the three months ended September 30, 2013, as compared to September 30, 2012. As of August 3, 2013, the Ardmore Centurion is employed under a third party spot chartering arrangement. Under U.S. GAAP, revenue earned under this arrangement is recognised at gross freight rate. This vessel was on a time charter for the three months ended September 30, 2012, and as such, the revenue was recognised based on the time charter rate.

Commissions and voyage related costs were $1.2 million for the three months ended September 30, 2013, an increase of $1.0 million as compared to $0.2 million for the three months ended September 30, 2012. This increase is primarily due to the employment of the Ardmore Centurion, as voyage expenses such as fuel, port costs, and other voyage expenses incurred are recognised in the Company's accounts under a spot chartering arrangement. This vessel was on a time charter for the three months ended September 30, 2012, and, as such, voyage costs were borne primarily by the charterer.

Vessel operating expenses were $4.8 million for the three months ended September 30, 2013, an increase of $1.0 million from $3.8 million for the three months ended September 30, 2012. This increase is due to a greater fleet in operation for the three months ended September 30, 2013. Fleet operating costs per day (defined under Unaudited Other Operating Data below) were $6,350 for the three months ended September 30, 2013, a decrease of $556 from $6,906 for the three months ended September 30, 2012. The decrease in vessel operating expenses primarily relates to the timing of vessel expenses and lower initial operating costs on newly delivered vessels.

Depreciation expense for the three months ended September 30, 2013 was $2.3 million, an increase of $0.8 million from $1.5 million for the three months ended September 30, 2012. The increase is due to an increase in the average number of owned vessels to eight from six for the three months ended September 30, 2013 and 2012, respectively, as a result of the delivery of the Ardmore Seavaliant and the Ardmore Seaventure. Amortization of deferred drydock expenditure for the three months ended September 30, 2013 was $0.3 million, an increase of $0.2 million from $0.1 million for the three months ended September 30, 2012. This increase is due to timing of vessels drydocking.

General and administrative expenses for the three months ended September 30, 2013 were $1.8 million, an increase of $1.0 million from $0.8 million for the three months ended September 30, 2012. The increase is primarily due to non-recurring IPO-related costs of $0.4 million incurred in the three months ended September 30, 2013, along with general increases arising from business expansion and listing on the New York Stock Exchange.

Interest expense and finance costs, which include loan interest, capital lease interest and amortization of deferred financing fees, were $1.1 million for the three months ended September 30, 2013, an increase of $0.5 million from $0.6 million for the three months ended September 30, 2012. The increase relates to an increase in average debt balance following the delivery of two vessels (the Ardmore Seavaliant and Ardmore Seaventure), additional interest costs associated with the capital lease facility for the Ardmore Calypso and Ardmore Capella executed in April 2013, and a write-off of $0.2 million of deferred financing fees upon the repayment of senior debt in connection with the capital lease. These increases were partially offset by an increase in the amount of capitalized interest.

Liquidity
As of September 30, 2013, the Company had $77.0 million available in cash and cash equivalents.

The following debt and capital lease liabilities were outstanding as of September 30, 2013:
	As at
	Sep 30, 2013	Dec 31, 2012
Debt	91,135,000	67,100,000
Capital Leases	30,763,281	-
Total	121,898,281	67,100,000

Conference Call

The Company plans to have a conference call on Monday, November 11, 2013 at 10am Eastern Daylight Time to discuss its results for the third quarter of 2013. An accompanying investor presentation will be available in the investor relations section of Ardmore Shipping's website at www.ardmoreshipping.com prior to the start of the call. All interested parties are invited to listen to the live conference call by choosing from the following options:

1.	By dialling 888-572-7025 (U.S.) or 719-325-2215 (International) and entering the conference participant passcode 5663112.
2.	By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the passcode 5663112 to access the audio replay.

The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping Corporation, a company incorporated in the Republic of the Marshall Islands, provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our fleet consists of 21 vessels including eight in operation, one second-hand acquisition expected to deliver in December 2013, and 12 vessels on order with deliveries expected to begin in January 2014. We are strategically focused on modern, fuel-efficient mid-size product and chemical tankers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers.

Ardmore Shipping Corporation
Unaudited Condensed Interim Consolidated Balance Sheet
 (Expressed in U.S. Dollars, unless otherwise stated)

	As at
ASSETS	Sep 30, 2013	Dec 31, 2012
Current assets
Cash and cash equivalents	$76,977,519	15,334,123
Receivables, trade	1,061,885	864,386
Working capital advances	781,262	1,573,955
Prepayments	529,343	223,471
Advances and deposits	669,370	423,703
Other receivables	348,257	498,259
Inventories	1,221,991	666,240
Total current assets	81,589,627	19,584,137

Non-current assets
Vessels and vessel equipment, net	199,459,297	125,478,619
Deferred dry dock expenditure, net	1,677,070	2,517,789
Vessels under construction	77,122,645	29,012,560
Other non-current assets, net	164,854	133,147
Deferred finance charges, net	3,860,272	3,234,216
Total non-current assets	282,284,138	160,376,331

TOTAL ASSETS	363,873,765	179,960,468

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	5,468,205	2,514,052
Charter revenue received in advance	874,175	851,045
Other payables	23,339	1,867
Amounts due to related parties	-	600,000
Accrued interest on loans	575,067	502,515
Current portion of long-term debt	9,100,000	6,819,918
Current portion of capital lease obligations	1,549,057	-
Total current liabilities	17,589,843	11,289,397

Non-current liabilities
Non-current portion of long-term debt	82,035,000	60,280,082
Non-current portion of capital lease obligations	29,214,224	-
Total non-current liabilities	111,249,224	60,280,082

Equity
Share capital	180,500	80,495
Additional paid in capital	245,686,480	116,992,857
Accumulated deficit	(10,832,282)	(8,682,363)
Total equity	235,034,698	108,390,989

TOTAL LIABILITIES AND EQUITY	$363,873,765	179,960,468

Ardmore Shipping Corporation
Unaudited Condensed Interim Statement of Comprehensive Income
 (Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
REVENUE
Revenue	$10,620,399	5,619,280	26,240,765	19,432,371

OPERATING EXPENSES
Commissions and voyage related costs	1,175,820	209,031	1,499,902	538,079
Vessel operating expenses	4,803,185	3,840,745	13,033,337	10,879,576
Charter hire costs	-	-	-	1,699,942
Depreciation	2,335,138	1,549,347	6,064,064	4,653,035
Amortization of deferred dry dock expenditure	340,872	75,777	1,055,294	75,777
General and administrative expenses	1,817,851	751,423	3,715,387	2,157,898
Total operating expenses	10,472,866	6,426,323	25,367,984	20,004,307

Profit from operations	147,533	(807,043)	872,781	(571,936)

Interest expense and finance costs	(1,060,320)	(604,848)	(3,003,269)	(2,564,846)
Interest income	2,320	1,290	4,511	2,956

Loss before taxes	(910,467)	(1,410,601)	(2,125,977)	(3,133,826)

Income tax	(9,560)	(6,510)	(23,942)	(22,051)

Net loss	$(920,027)	(1,417,111)	(2,149,919)	(3,155,877)

Loss per share, basic and diluted	$(0.05)	(0.08)	(0.12)	(0.17)
Weighted average number of shares, basic and diluted (Pro forma post IPO)	18,050,000	18,050,000	18,050,000	18,050,000

Ardmore Shipping Corporation
Unaudited Condensed Interim Statement of Cash Flows
 (Expressed in U.S. Dollars, unless otherwise stated)

	Nine months ended
	Sep 30, 2013	Sep 30, 2012
OPERATING ACTIVITIES
Net loss	$(2,149,919)	(3,155,877)
Non-cash items:
Share based compensation	219,508	8,439
Depreciation	6,064,064	4,653,035
Amortization of deferred dry dock expenditure	1,055,294	-
Amortization of deferred finance charges	603,756	304,566
Changes in operating assets and liabilities:
Receivables, trade	(197,499)	511,575
Working capital advances	792,693	1,662,050
Prepayments	(305,872)	(427,425)
Advances and deposits	(245,667)	167,144
Other receivables	150,002	94,516
Inventories	(555,751)	169,525
Payables, trade	2,954,153	1,401,749
Charter revenue received in advance	23,130	214,128
Other payables	21,472	(46,223)
Amounts due to related parties	(600,000)	671,183
Accrued interest on loans	72,552	(265,813)
Deferred dry dock expenditure	(214,575)	(2,005,292)
Net cash provided by operating activities	7,687,341	3,957,280

INVESTING ACTIVITIES
Payments for vessels and equipment	(58,944,342)	(711,941)
Payments for vessels under construction	(69,179,606)	(12,451,681)
Payments for other non-current assets	(62,586)	(50,248)
Net cash used in investing activities	(128,186,534)	(13,213,870)

FINANCING ACTIVITIES
Short-term revolving credit facility	-	(30,265,000)
Proceeds from long-term debt	47,030,000	-
Repayments of long term debt	(22,995,000)	(4,287,230)
Proceeds from capital leases	31,500,000	-
Repayments of capital leases	(736,719)	-
Payments for deferred finance charges	(1,229,812)	(1,551,411)
Formation of ASC	400	-
Proceeds from IPO	140,000,000	-
IPO related expenses	(11,426,280)	-
Additional paid in capital	-	51,268,716
Net cash provided by financing activities	182,142,589	15,165,075

Net increase in cash and cash equivalents	61,643,396	5,908,485

Cash and cash equivalents at the beginning of the period	15,334,123	5,460,304

Cash and cash equivalents at the end of the period	$76,977,519	11,368,789

Ardmore Shipping Corporation
Unaudited Other Operating Data
 (Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

ADJUSTED EBITDA(1)	$3,192,418	818,081	8,713,514	4,156,876

AVERAGE DAILY DATA
Fleet time charter equivalent per day(2)	13,199	10,833	13,021	10,862
Fleet operating costs per day(3)	6,350	6,906	6,424	6,473

MR Tankers "Eco-Design"
TCE per day(2)	16,012	-	16,252	-
Vessel operating costs per day(3)	5,803	-	5,911	-

MR Tankers "Eco-Mod"
TCE per day(2)	13,799	12,526	13,764	13,043
Vessel operating costs per day(3)	6,730	7,638	6,676	6,813

Chemical Tankers "Eco-Mod"
TCE per day(2)	10,720	9,235	10,978	9,257
Vessel operating costs per day(3)	6,334	6,174	6,378	6,132

FLEET
Average number of owned vessels	8.0	6.0	7.2	6.0
Average number of chartered vessels	-	-	-	1.0

(1)	Adjusted EBITDA is reconciled under the "Non-GAAP Measures" section below.
(2)
Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as appropriate, per revenue day plus CVE. For vessels under commercial management TCE is net rate, after deducting voyage costs per revenue day.

(3)
Vessel operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils, communication costs and technical management fees. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

Ardmore Shipping Corporation
Fleet List as of October 31, 2013

VESSEL NAME	TYPE	DWT	IMO	DELIVERY	BUILT	FLAG	EMPLOYMENT	SPECIFICATION
In Operation
Ardmore Seavaliant1	Product/Chemical	49,999	3	Feb-13	Korea	MI	Time Charter	Eco-Design
Ardmore Seaventure2	Product/Chemical	49,999	3	Jun-13	Korea	MI	Time Charter	Eco-Design
Ardmore Seatrader3	Product	47,141	-	Dec-02	Japan	MI	Time Charter	Eco-Mod
Ardmore Seamaster4	Product	45,840	-	Sep-04	Japan	MI	Time Charter	Eco-Mod
Ardmore Seafarer5	Product	45,744	-	Aug-04	Japan	MI	Time Charter	Eco-Mod
Ardmore Seamariner6	Product	45,726	-	Oct-06	Japan	MI	TBD	Eco-Mod (to be converted)
Ardmore Centurion7	Product/Chemical	29,006	2	Nov-05	Korea	MI	Commercial Management	Eco-Mod
Ardmore Calypso8	Product/Chemical	17,589	2	Jan-10	Korea	MI	Pool	Eco-Mod
Ardmore Capella8	Product/Chemical	17,567	2	Jan-10	Korea	MI	Pool	Eco-Mod

On Order
SPP Hull S-51189	Product/Chemical	49,999	3	1Q14	Korea	MI	Time Charter	Eco-Design
SPP Hull S-51199	Product/Chemical	49,999	3	1Q14	Korea	MI	Time Charter	Eco-Design
SPP Hull TBA#110	Product/Chemical	50,300	3	1Q15	Korea	MI	Pool	Eco-Design
SPP Hull TBA#210	Product/Chemical	50,300	3	2Q15	Korea	MI	Pool	Eco-Design
SPP Hull TBA#310	Product/Chemical	50,300	3	2Q15	Korea	MI	Pool	Eco-Design
SPP Hull TBA#410	Product/Chemical	50,300	3	3Q15	Korea	MI	Pool	Eco-Design
HMD Hull H-248011	Product/Chemical	37,000	2	1Q15	Korea	MI	TBD	Eco-Design
HMD Hull H-248111	Product/Chemical	37,000	2	1Q15	Korea	MI	TBD	Eco-Design
FKA Hull N-206212	Product/Chemical	25,000	2	4Q14	Japan	MI	TBD	Eco-Design
FKA Hull N-206312	Product/Chemical	25,000	2	1Q15	Japan	MI	TBD	Eco-Design
FKA Hull N-206512	Product/Chemical	25,000	2	3Q15	Japan	MI	TBD	Eco-Design
FKA Hull N-206712	Product/Chemical	25,000	2	4Q15	Japan	MI	TBD	Eco-Design

Total	21	823,809

(1)	On charter for one year at a rate of $17,000 per day for the first 60 days plus $15,000 per day thereafter, expiring in February 2014. CVE income is $1,500 per month.
(2)	On charter for one year at a rate of $19,500 per day for the first 60 days plus $15,100 per day thereafter, expiring in June 2014. CVE income is $1,500 per month.
(3)	On charter for ten months at a rate of $13,500 per day, expiring in December 2013 with an option to extend for a further eight months at a rate of $14,250 per day. CVE income is $1,500 per month.
(4)	On charter at a rate of $14,250 per day plus an IMO3 premium of up to $250 per day, expiring in July 2014. CVE income is $1,500 per month.
(5)	On charter for one year at a rate of $13,750 per day plus a performance bonus of up to $250 per day, expiring in July 2014. CVE income is $1,000 per month.
(6)	Vessel expected to deliver in December 2013 where it is envisioned the vessel will be will be deployed on a one year time charter or in the spot market.
(7)	Employed under a third party spot chartering arrangement.
(8)	Employed in a third party commercial pool for chemical tankers.
(9)
SPP Shipbuilding Hull S-5118 / S-5119 are due to deliver from SPP Shipbuilding Co. Ltd in January 2014 and following delivery they will be employed on a one year time charter with Mansel Ltd at a rate of $15,600 per day with charterer's options for years two and years three, at rates to be agreed.

(10)
SPP Hulls TBA#1, TBA#2, TBA#3 and TBA#4 are due to commence delivery from SPP Shipbuilding Co. Ltd, in February 2015 and following delivery they will be employed under a third party spot chartering arrangement with Mansel Ltd as part of Vitol Groups' pooling operations.

(11)
HMD Hulls H-2480 and H-2481 are due to commence delivery from Hyundai Mipo Dockyard Co. Ltd, South Korea in January and February 2015 and following delivery it is envisioned they will be deployed on a one year time charter or in the spot market.

(12)
FKA Hulls N-2062, N-2063, N-2065 and N-2067 are due to commence delivery from Fukuoka Shipbuilding Co. Ltd, Japan in November 2014 and following delivery it is envisioned they will be deployed on a one year time charter or in the spot market.

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net loss and adjusted net loss per share, which are not measures prepared in accordance with U.S. GAAP. These Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how Ardmore's management evaluate operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.

EBITDA & Adjusted EBITDA	Three months ended		Nine months ended
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Net loss	$(920,027)	(1,417,111)	(2,149,919)	(3,155,877)
Interest income	(2,320)	(1,290)	(4,511)	(2,956)
Interest expense and finance costs	1,060,320	604,848	3,003,269	2,564,846
Income tax	9,560	6,510	23,942	22,051
Depreciation	2,335,138	1,549,347	6,064,064	4,653,035
Amortization of deferred dry dock expenditure	340,872	75,777	1,055,294	75,777
EBITDA	2,823,543	818,081	7,992,139	4,156,876
IPO related fees and expenses (non-recurring)	368,875	-	721,375	-
Adjusted EBITDA	$3,192,418	818,081	8,713,514	4,156,876

Adjusted net loss	Three months ended		Nine months ended
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Net loss	$(920,027)	(1,417,111)	(2,149,919)	(3,155,877)
IPO related fees and expenses (non-recurring)	368,875	-	721,375	-
Deferred finance fee write off	-	-	179,816	-
Adjusted net loss	(551,152)	(1,417,111)	(1,248,728)	(3,155,877)

Adjusted net loss per share, basic and diluted	$(0.03)	(0.08)	(0.07)	(0.17)
Weighted average number of shares, basic and diluted (Pro forma post IPO)	18,050,000	18,050,000	18,050,000	18,050,000

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com